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Exhibit 99.1

        3 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 31 January 2003 it purchased for cancellation 304,438 Ordinary Shares of 1/3p each at an average price of 129.3486p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

4 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 3 February 2003 it purchased for cancellation 50,000 Ordinary Shares of 1/3p each at a price of 135p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

5 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 4 February 2003 it purchased for cancellation 256,050 Ordinary Shares of 1/3p each at an average price of 131.4971p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

6 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 5 February 2003 it purchased for cancellation 125,000 Ordinary Shares of 1/3p each at an average price of 132.446p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

10 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 7 February 2003 it purchased for cancellation 500,000 Ordinary Shares of 1/3p each at an average price of 135.235p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

11 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 10 February 2003 it purchased for cancellation 300,000 Ordinary Shares of 1/3p each at an average price of 135.43p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

12 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 11 February 2003 it purchased for cancellation 75,000 Ordinary Shares of 1/3p each at an average price of 135.79p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

13 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 12 February 2003 it purchased for cancellation 350,000 Ordinary Shares of 1/3p each at an average price of 134.18p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

14 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 13 February 2003 it purchased for cancellation 200,000 Ordinary Shares of 1/3p each at an average price of 136.53p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

17 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 14 February 2003 it purchased for cancellation 181,164 Ordinary Shares of 1/3p each at an average price of 139.4842p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

18 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 17 February 2003 it purchased for cancellation 18,379 Ordinary Shares of 1/3p each at a price of 143p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

19 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 18 February 2003 it purchased for cancellation 226,983 Ordinary Shares of 1/3p each at an average price of 144.0632p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

20 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 19 February 2003 it purchased for cancellation 200,000 Ordinary Shares of 1/3p each at an average price of 139.31p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

21 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 20 February 2003 it purchased for cancellation 200,000 Ordinary Shares of 1/3p each at an average price of 139.4625p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

24 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 21 February 2003 it purchased for cancellation 300,000 Ordinary Shares of 1/3p each at an average price of 141.14p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

25 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 24 February 2003 it purchased for cancellation 350,000 Ordinary Shares of 1/3p each at an average price of 140.69p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

26 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 25 February 2003 it purchased for cancellation 161,515 Ordinary Shares of 1/3p each at an average price of 143.063p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

27 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 26 February 2003 it purchased for cancellation 350,000 Ordinary Shares of 1/3p each at an average price of 1.469p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

28 February 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 27 February 2003 it purchased for cancellation 382,606 Ordinary Shares of 1/3p each at an average price of 146.734p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

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  Exhibit 99.1